NEWS RELEASE  August 11, 2005

Trading Symbol: AMM -TSX

www.almadenminerals.com

Regional Joint Venture Program Negotiated and Santa Isabela Property optioned to JOGMEC

Almaden Minerals Ltd. (“Almaden”) is pleased to announce that it has signed a joint venture agreement with Japan Oil, Gas and Metals National Corporation (“JOGMEC”) a Japanese government corporation. Almaden has optioned the Santa Isabela property to JOGMEC under terms whereby JOGMEC can acquire a 60% interest in this project.

The regional joint venture program will consist of a first phase of spending over a large region in Mexico focused on grassroots exploration for base metal deposits. JOGMEC will contribute US$700,000 to this program which will be operated by Almaden. JOGMEC can acquire a 60% interest in any mineral property acquired during the course of this exploration program (“designated property”) by spending an additional US$500,000 on exploration for each designated property. Any property identified by the regional joint venture program, but not selected as a designated property, shall be 100% owned by Almaden. Work will commence immediately with US$300,000 to be spent by March 31, 2006 and the remainder by March 31, 2007.

In additional to the exploration joint venture, JOGMEC may acquire a 51% interest in Almaden’s 100% owned Santa Isabela property by spending US$300,000 on the Santa Isabela property by October 31, 2005 and by spending aggregate US$1 Million by March 31, 2007. JOGMEC may earn an additional 9% in the Santa Isabela property for a total of 60% by spending an additional US$500,000 on the property by September 30, 2008. Almaden is the operator on the Santa Isabela property for the initial expenditure of US$300,000. The road accessible Santa Isabela property covers a roughly 14,000 hectare area and is located in Coahuila State, Mexico. The property covers an area of structurally controlled jasperoid replacement silicification and calcite veining traceable over 700 meters in outcrop and developed within a package of limestones. Silver-lead-zinc mineralization at the Santa Isabela property is thought to represent the upper levels of a potentially much larger mineralized carbonate replacement (CRD) system at depth (see Almaden new release of March, 2005 www.almadenminerals.com).

Almaden is very excited to be working with JOGMEC on this joint venture program and the Santa isabela property. The regional joint venture will include areas identified in previous Almaden work as being highly prospective for copper porphyry, Cu-Zn-Pb skarn and Pb-Zn-Ag type carbonate replacement style deposits. Almaden will report the results of future work from the joint venture project as soon as they are received and reviewed by a JOGMEC and Almaden Exploration Committee. Almaden currently has 13 active joint ventures, including   9 in which other companies are carrying all costs in order to earn an interest in the projects. Almaden will continue with its successful business model of identifying exciting new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop our projects in return for the right to earn an interest in them.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

__________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.